Consolidated Financial Statements of

CGI GROUP INC.

For the three and nine months ended June 30, 2008 and 2007
(unaudited)

CGI GROUP INC.
Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended June 30		Nine months ended June 30	
	2008	2007	**2008**	2007
	$	$	**$**	$
Revenue	**950,468**	914,023	**2,776,665**	2,730,243
Operating expenses				
Costs of services, selling and administrative	**798,883**	770,911	**2,330,437**	2,303,514
Amortization (Note 8)	**40,626**	39,275	**121,396**	122,269
Restructuring costs related to specific items	**-**	-	**-**	23,010
Interest on long-term debt	**6,419**	9,375	**20,912**	33,488
Other income	**(3,187)**	(2,314)	**(7,338)**	(6,701)
Interest charges	**1,427**	422	**4,423**	1,026
Non-controlling interest, net of income taxes	**300**	53	**639**	53
	844,468	817,722	**2,470,469**	2,476,659
Earnings from continuing operations before income taxes	**106,000**	96,301	**306,196**	253,584
Income taxes	**24,325**	32,334	**83,467**	83,970
Net earnings from continuing operations	**81,675**	63,967	**222,729**	169,614
(Loss) earnings from discontinued operations, net of income taxes (Note 7)	**(3,778)**	466	**(3,459)**	1,211
Net earnings	**77,897**	64,433	**219,270**	170,825
Basic earnings per share from continuing operations (Note 5c)	**0.26**	0.20	**0.69**	0.52
Diluted earnings per share from continuing operations (Note 5c)	**0.25**	0.19	**0.68**	0.51
Basic and diluted earnings per share from discontinued operations	**(0.01)**	0.00	**(0.01)**	0.00
Basic earnings per share	**0.25**	0.20	**0.68**	0.52
Diluted earnings per share	**0.24**	0.19	**0.67**	0.51

CGI GROUP INC.

Consolidated Statements of Comprehensive Income (Loss)
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30	
	2008	2007	**2008**	2007
	$	$	**$**	$
Net earnings	**77,897**	64,433	**219,270**	170,825
Other comprehensive (loss) income				
Net unrealized (losses) gains on translating financial statements of self-sustaining foreign operations	**(12,063)**	(103,906)	**42,030**	(45,557)
Net unrealized gains (losses) on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations	**-**	17,184	**(538)**	9,965
Net unrealized losses on cash flow hedges	**(2,163)**	-	**(1,761)**	-
Other comprehensive (loss) income before income taxes	**(14,226)**	(86,722)	**39,731**	(35,592)
Income tax recovery (expense) on other comprehensive (loss) income	**455**	(558)	**(35)**	(97)
Other comprehensive (loss) income	**(13,771)**	(87,280)	**39,696**	(35,689)
Comprehensive income (loss)	**64,126**	(22,847)	**258,966**	135,136

Consolidated Statements of Retained Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30	
	2008	2007	**2008**	2007
	$	$	**$**	$
Retained earnings, beginning of period	**845,783**	668,389	**752,847**	587,201
Net earnings	**77,897**	64,433	**219,270**	170,825
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 5a)	**(56,369)**	(8,608)	**(104,806)**	(33,812)
Retained earnings, end of period	**867,311**	724,214	**867,311**	724,214

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)(unaudited)

	As at June 30, 2008 $	As at September 30, 2007 $
Assets		
Current assets		
Cash and cash equivalents (Note 2)	67,632	88,879
Accounts receivable	438,655	466,042
Work in progress	247,766	176,417
Prepaid expenses and other current assets	73,353	67,625
Income taxes	6,313	4,849
Future income taxes	29,582	30,434
Assets of businesses held for sale (Note 7)	49,967	54,451
	913,268	888,697
Capital assets	166,118	142,405
Contract costs	172,781	192,722
Finite-life intangibles and other long-term assets (Note 3)	422,466	445,824
Future income taxes	8,813	4,673
Goodwill	1,665,683	1,646,109
Total assets before funds held for clients	3,349,129	3,320,430
Funds held for clients	310,208	155,378
	3,659,337	3,475,808
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	341,662	331,123
Accrued compensation	147,122	130,830
Deferred revenue	138,821	150,211
Income taxes	78,366	108,272
Future income taxes	18,829	21,825
Current portion of long-term debt	98,469	9,815
Liabilities of businesses held for sale (Note 7)	9,426	12,095
	832,695	764,171
Future income taxes	186,783	202,718
Long-term debt	339,040	463,376
Accrued integration charges and other long-term liabilities	64,490	71,897
Total liabilities before clients' funds obligations	1,423,008	1,502,162
Clients' funds obligations	310,208	155,378
	1,733,216	1,657,540
Shareholders' equity		
Retained earnings	867,311	752,847
Accumulated other comprehensive loss (Note 9)	(346,377)	(386,073)
	520,934	366,774
Capital stock (Note 5)	1,326,525	1,369,029
Contributed surplus (Note 5a and 5b)	78,662	82,465
	1,926,121	1,818,268
	3,659,337	3,475,808

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(tabular amounts only are in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30	
	2008	2007	**2008**	2007
	$	$	**$**	$
Operating activities				
Net earnings from continuing operations	**81,675**	63,967	**222,729**	169,614
Adjustments for:				
Amortization (Note 8)	**46,053**	44,409	**138,831**	140,009
Future income taxes	**(2,882)**	19,884	**(26,243)**	18,762
Foreign exchange loss	**1,107**	11	**1,586**	1,722
Stock-based compensation (Note 5b)	**1,394**	3,732	**4,296**	11,069
Non-controlling interest, net of income taxes	**300**	53	**639**	53
Net change in non-cash working capital items	**(21,335)**	2,715	**(69,049)**	84,781
Cash provided by continuing operating activities	**106,312**	134,771	**272,789**	426,010
Investing activities				
Business acquisitions (net of cash acquired)	**-**	(11,750)	**-**	(11,880)
Purchase of capital assets	**(16,003)**	(17,695)	**(45,455)**	(33,734)
Proceeds from disposal of capital assets	**-**	-	**-**	277
Additions to contract costs	**(1,490)**	(7,563)	**(9,661)**	(17,140)
Reimbursement of contract costs upon termination of a contract	**-**	-	**-**	2,143
Additions to finite-life intangibles and other long- term assets	**(10,285)**	(15,743)	**(36,114)**	(55,221)
Decrease in other long-term assets	**101**	302	**1,309**	640
Cash used in continuing investing activities	**(27,677)**	(52,449)	**(89,921)**	(114,915)
Financing activities				
Increase in credit facilities	**29,995**	475	**75,057**	30,008
Repayment of credit facilities	**(39,895)**	(69,666)	**(124,463)**	(323,648)
Repayment of long-term debt	**(3,376)**	(1,661)	**(7,601)**	(5,817)
Repurchase of Class A subordinate shares (net of share repurchase costs) (Note 5a)	**(95,086)**	(15,202)	**(178,469)**	(70,442)
Issuance of shares (net of share issue costs)	**14,402**	13,477	**26,703**	35,574
Cash used in continuing financing activities	**(93,960)**	(72,577)	**(208,773)**	(334,325)
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	**484**	(4,976)	**6,302**	2,269
Net (decrease) increase in cash and cash equivalents of continuing operations	**(14,841)**	4,769	**(19,603)**	(20,961)
Net increase (decrease) in cash and cash equivalents of discontinued operations (Note 7)	**471**	(1,895)	**(1,644)**	1,930
Cash and cash equivalents, beginning of period	**82,002**	93,824	**88,879**	115,729
Cash and cash equivalents, end of period (Note 2)	**67,632**	96,698	**67,632**	96,698
Interest paid	**3,498**	4,905	**15,205**	27,744
Income taxes paid	**30,989**	6,300	**115,212**	30,226

Non-cash transactions
During the three and nine months ended June 30, 2008, capital assets and other long-term assets were acquired at an aggregate cost of $3,387,000 and $22,157,000, respectively, which was financed by long-term debt. Additionally, during the three and nine months ended June 30, 2008, accounts payable and accrued liabilities and long-term debt decreased by an aggregate amount of nil and $6,029,000, respectively, with a corresponding decrease to goodwill.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1. Summary of significant accounting policies

The interim consolidated financial statements for the three and nine months ended June 30, 2008 and 2007 are unaudited and include all adjustments that management of CGI Group Inc. (the "Company") considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of Canadian generally accepted accounting principles ("GAAP") for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2007. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2007, except for new accounting policies that have been adopted effective October 1, 2007.

Certain comparative figures have been reclassified to conform to the current period's presentation, including the impact of discontinued operations (Note 7).

Change in accounting policies

The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2007:

a) Section 3862, "Financial Instruments – Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, "Financial Instruments – Presentation" replaced Section 3861, "Financial Instruments – Disclosure and Presentation".

b) Section 3863, "Financial Instruments – Presentation", establishes standards for presentation of financial instruments and non-financial derivatives.

c) Section 1535, "Capital Disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure requirements of the entity's objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures required as a result of the adoption of these standards were included in the notes to the consolidated financial statements for the quarter ended March 31, 2008.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1. Summary of significant accounting policies (continued)

Future accounting changes

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IFRS") would be required for Canadian publicly accountable enterprises for years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting IFRS on the consolidated financial statements.

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets" effective for interim periods beginning on or after October 1, 2008. Section 3064, which replaces Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs", establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IFRS. Section 1000 "Financial Statement Concepts", was also amended to provide consistency with this new standard. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

The CICA has amended Section 1400, "General Standards of Financial Statement Presentation", which is effective for interim periods beginning on or after October 1, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section will not have an impact on the consolidated financial statements.

2. Cash and cash equivalents

	As at June 30, 2008	As at September 30, 2007
	$	$
Cash	47,330	53,267
Cash equivalents	20,302	35,612
	67,632	88,879

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

3. Finite-life intangibles and other long-term assets

	As at June 30, 2008			As at September 30, 2007		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Internal-use software	82,197	44,285	37,912	75,639	35,529	40,110
Business solutions	294,336	145,560	148,776	271,146	118,739	152,407
Software licenses	133,873	91,154	42,719	114,666	80,702	33,964
Customer relationships and other	344,253	188,168	156,085	339,392	158,011	181,381
Finite-life intangibles	854,659	469,167	385,492	800,843	392,981	407,862
Deferred financing fees			5,254			6,481
Deferred compensation plan			12,257			12,206
Long-term maintenance agreements			15,435			16,159
Other			4,028			3,116
Other long-term assets			36,974			37,962
Total finite-life intangibles and other long-term assets			422,466			445,824

4. Credit facilities

The Company has available an unsecured revolving credit facility for an amount of $1,500,000,000 maturing in August 2012. The five-year term can be extended annually. As at June 30, 2008, an amount of $215,000,000 has been drawn upon this facility. Also, an amount of $15,221,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. In addition to the revolving credit facility, the Company has demand lines of credit in the amounts of $25,000,000 available. As at June 30, 2008, no amount has been drawn upon these facilities. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios. At June 30, 2008, the Company is in compliance with these covenants.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

5. Capital stock, stock options and earnings per share

a) Capital stock

	Class A subordinate shares		Class B shares			Total
						Nine months ended June 30, 2008
	Number	**Carrying value**	**Number**	**Carrying value**	**Number**	**Carrying value**
		$		**$**		**$**
Balance, as at October 1, 2007	290,545,715	1,321,305	34,208,159	47,724	324,753,874	1,369,029
Repurchased and cancelled[(1)]	(16,723,380)	(73,322)	-	-	(16,723,380)	(73,322)
Repurchased and not cancelled[(1)]	-	(3,552)	-	-	-	(3,552)
Issued upon exercise of options[(2)]	3,373,286	34,370	-	-	3,373,286	34,370
Balance, as at June 30, 2008	**277,195,621**	**1,278,801**	**34,208,159**	**47,724**	**311,403,780**	**1,326,525**

[(1)] On February 5, 2008 and January 30, 2007, the Company's Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 28,502,941 and 29,091,303 Class A subordinate shares, respectively. During the nine months ended June 30, 2008, the Company repurchased 16,732,548 Class A subordinate shares for $181,616,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $104,806,000, was charged to retained earnings. As of June 30, 2008, 769,668 of the repurchased Class A subordinate shares (760,500 for the year ended September 30, 2007) with a carrying value of $3,552,000 ($3,461,000 for the year ended September 30, 2007), and a purchase value of $7,751,000 ($8,538,000 for the year ended September 30, 2007) were held by the Company and were unpaid and had not been cancelled (for the year ended September 30, 2007, of the $8,538,000, $4,540,000 was unpaid).

[(2)] The carrying value of Class A subordinate shares includes $8,099,000 ($13,904,000 for the year ended September 30, 2007) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised since inception.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

5. Capital stock, stock options and earnings per share (continued)

b) Stock options

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended June 30		Nine months ended June 30	
	2008	2007	**2008**	2007
Compensation expense ($)	**1,394**	3,732	**4,296**	11,069
Dividend yield (%)	**0.00**	0.00	**0.00**	0.00
Expected volatility (%)	**24.40**	28.10	**23.70**	29.50
Risk-free interest rate (%)	**2.97**	4.15	**4.10**	3.90
Expected life (years)	**5.00**	5.00	**5.00**	5.00
Weighted average grant date fair values ($)	**3.22**	3.44	**3.37**	2.60

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	Nine months ended June 30, 2008
Outstanding, as at October 1, 2007	**24,499,886**
Granted	**7,783,811**
Exercised	**(3,373,286)**
Forfeited	**(822,215)**
Expired	**(338,661)**
Outstanding, as at June 30, 2008	**27,749,535**

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

5.   Capital stock, stock options and earnings per share (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30, 2008			Three months ended June 30, 2007		
	Net earnings from continuing operations (numerator)	Weighted average number of shares outstanding (denominator)[1]	Earnings per share from continuing operations	Net earnings from continuing operations (numerator)	Weighted average number of shares outstanding (denominator)[1]	Earnings per share from continuing operations
	$		$	$		$
Basic	81,675	315,384,528	0.26	63,967	328,830,594	0.20
Dilutive options [2]		5,360,669			6,698,779	
Diluted	81,675	320,745,197	0.25	63,967	335,529,373	0.19

	Nine months ended June 30, 2008			Nine months ended June 30, 2007		
	Net earnings from continuing operations (numerator)	Weighted average number of shares outstanding (denominator)[1]	Earnings per share from continuing operations	Net earnings from continuing operations (numerator)	Weighted average number of shares outstanding (denominator)[1]	Earnings per share from continuing operations
	$		$	$		$
Basic	222,729	320,394,934	0.69	169,614	329,451,399	0.52
Dilutive options [2]		5,455,259			3,963,459	
Diluted	222,729	325,850,193	0.68	169,614	333,414,858	0.51

[1] The 16,732,548 Class A subordinate shares repurchased during the nine months ended June 30, 2008 (6,692,500 during the nine months ended June 30, 2007), were excluded from the calculation of earnings per share as of the date of repurchase.

[2] The calculation of the dilutive effects excludes all anti-dilutive options that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods presented in the table. The number of excluded options was 9,010,499 for the three and nine months ended June 30, 2008, and 1,968,342 and 3,322,394 for the three and nine months ended June 30, 2007, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

6.   Investments in subsidiaries and joint ventures

a)   Modifications to purchase price allocations

During the nine months ended June 30, 2008, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net decrease of integration charges, current portion of long-term debt, long-term debt and future income tax assets of $5,825,000, $3,287,000, $2,685,000 and $2,112,000, respectively, and a net increase of non-controlling interest of $112,000, whereas goodwill decreased by $9,573,000.

b)   Balance of integration charges

For American Management Systems, Incorporated, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2007	15,226	1,395	16,621
Adjustments to initial provision[1]	(4,542)	-	(4,542)
Foreign currency translation adjustment	533	30	563
Paid during the nine-month period	(2,896)	(95)	(2,991)
Balance, as at June 30, 2008[2]	**8,321**	**1,330**	**9,651**

[1] The adjustments have been recorded as a decrease of goodwill. This amount is included in the decrease of goodwill presented in Note 6 a).

[2] Of the total balance remaining, $4,344,000 is included in accounts payable and accrued liabilities and $5,307,000 is included in accrued integration charges and other long-term liabilities.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

7. Discontinued operations

During the three months ended June 30, 2008, the Company formally adopted a plan to divest its Canadian claims adjusting and risk management services. These services were previously included in the BPS line of business. The net assets to be disposed of will include goodwill of $9,643,000, which is net of an impairment of $2,960,000.

The following table presents summarized financial information related to discontinued operations:

	Three months ended June 30		Nine months ended June 30	
	2008	2007	**2008**	2007
Revenue	**19,811**	19,295	**57,414**	58,477
Operating expenses [1]	**(22,981)**	(17,814)	**(59,041)**	(54,652)
Amortization	**(442)**	(718)	**(1,463)**	(1,840)
(Loss) earnings before income taxes	**(3,612)**	763	**(3,090)**	1,985
Income taxes[2]	**(166)**	(297)	**(369)**	(774)
(Loss) earnings from discontinued operations	**(3,778)**	466	**(3,459)**	1,211

[1] Operating expenses from discontinued operations includes an impairment of goodwill of $2,960,000.

[2] Income taxes do not bear a normal relation to (loss) earnings before income taxes since the sale includes goodwill of $9,643,000 which has no tax basis.

The related assets and liabilities of discontinued operations are as follows:

	As at June 30, 2008	As at September 30, 2007
	$	$
Current assets		
Accounts receivable	**13,550**	12,938
Work in progress	**13,747**	14,638
Prepaid expenses and other current assets	**94**	95
Future income taxes	**357**	343
Capital assets	**3,550**	3,947
Finite-life intangibles and other long-term assets	**9,026**	9,887
Goodwill	**9,643**	12,603
Total assets held for sale	**49,967**	54,451

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

7. Discontinued operations (continued)

	As at June 30, 2008	As at September 30, 2007
	$	$
Current liabilities		
Accounts payable and accrued liabilities	**3,830**	5,707
Accrued compensation	**2,025**	1,192
Deferred revenue	**914**	2,457
Income taxes	**110**	160
Future income taxes	**2,547**	2,579
Total current liabilities held for sale	**9,426**	12,095

The related cash flow information of discontinued operations is as follows:

	Three months ended June 30		Nine months ended June 30	
	2008	2007	**2008**	2007
Cash provided by (used in) operating activities	**541**	(134)	**(1,439)**	3,763
Cash used in investing activities	**(70)**	(1,761)	**(205)**	(1,833)
Total cash provided by (used in) discontinued operations	**471**	(1,895)	**(1,644)**	1,930

8. Amortization

	Three months ended June 30		Nine months ended June 30	
	2008	2007	**2008**	2007
	$	$	**$**	$
Amortization of capital assets	**11,339**	6,853	**30,957**	23,024
Amortization of contract costs related to transition	**4,136**	5,285	**13,799**	14,692
Amortization of finite-life intangibles	**25,151**	27,137	**76,640**	84,553
	40,626	39,275	**121,396**	122,269
Amortization of contract costs related to incentives (presented as reduction of revenue)	**5,106**	4,759	**16,490**	16,617
Amortization of other long-term assets (presented in interest on long-term debt)	**321**	375	**945**	1,123
	46,053	44,409	**138,831**	140,009

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

9. Accumulated other comprehensive loss

Balance, as at October 1, 2007	(386,073)
Net unrealized losses on translating financial statements of self-sustaining foreign operations	(7,858)
Net unrealized loss on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations	(538)
Net unrealized losses on derivative financial instruments designated as cash flow hedges	(281)
Income tax recovery on other comprehensive loss	278
Change	(8,399)
Balance, as at January 1, 2008	(394,472)
Net unrealized gains on translating financial statements of self-sustaining foreign operations	61,951
Net unrealized gains on cash flow hedges	683
Income tax expense on other comprehensive gain	(768)
Change	61,866
Balance, as at April 1, 2008	(332,606)
Net unrealized losses on translating financial statements of self-sustaining foreign operations	(12,063)
Net unrealized losses on cash flow hedges	(2,163)
Income tax recovery on other comprehensive loss	455
Change	(13,771)
Balance, as at June 30, 2008	**(346,377)**

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

10. Segmented information

The Company has two lines of business ("LOB"): IT services and business process services ("BPS"), in addition to Corporate services. The focus of these LOBs is as follows:

– The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing to clients located in North America, Europe and Asia Pacific. The Company professionals and centers of excellence facilities in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model.

– Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company's operations based on its management structure:

As at and for the three months ended June 30, 2008	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	856,185	94,283	-	950,468
Earnings (loss) before interest on long-term debt, other income, interest charges, non-controlling interest, net of income taxes, discontinued operations and income taxes [1]	109,974	18,101	(17,116)	110,959
Total assets	2,740,581	729,587	189,169	3,659,337

[1] Amortization included in IT services, BPS and Corporate is $39,189,000, $2,674,000 and $3,869,000, respectively.

As at and for the three months ended June 30, 2007	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	822,057	91,966	-	914,023
Earnings (loss) before interest on long-term debt, other income, interest charges, non-controlling interest, net of income taxes, discontinued operations and income taxes [1]	106,461	13,407	(16,031)	103,837
Total assets	2,785,784	621,664	221,663	3,629,111

[1] Amortization included in IT services, BPS and Corporate is $35,952,000, $4,712,000 and $3,370,000, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

10.   Segmented information (continued)

As at and for the nine months ended June 30, 2008	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	2,496,817	279,848	-	2,776,665
Earnings (loss) before interest on long-term debt, other income, interest charges, non-controlling interest, net of income taxes, discontinued operations and income taxes [1]	315,172	53,927	(44,267)	324,832
Total assets	2,740,581	729,587	189,169	3,659,337

[1] Amortization included in IT services, BPS and Corporate is $118,114,000, $8,683,000 and $11,089,000, respectively.

As at and for the nine months ended June 30, 2007	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	2,449,153	281,090	-	2,730,243
Earnings (loss) before restructuring costs related to specific items, interest on long-term debt, other income, interest charges, non-controlling interest, net of income taxes, discontinued operations and income taxes [1]	314,268	39,555	(49,363)	304,460
Total assets	2,785,784	621,664	221,663	3,629,111

[1] Amortization included in IT services, BPS and Corporate is $115,430,000, $14,491,000 and $8,965,000, respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2007. The Company's general purpose financial information does not provide data about revenues from external customers for each group of products and services. The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were made to third parties.

11. Guarantees

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at June 30, 2008, the Company provided a total of $74,856,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company's consolidated results of operations or financial condition.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

12. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2007.

	Three months ended June 30		Nine months ended June 30	
	2008	2007	**2008**	2007
Reconciliation of net earnings:	**$**	$	**$**	$
Net earnings - Canadian GAAP	**77,897**	64,433	**219,270**	170,825
Adjustments for:				
Stock-based compensation[(1)]	**(1,199)**	-	**(3,470)**	-
Warrants	**351**	351	**1,053**	1,053
Other	**172**	378	**575**	1,061
Net earnings – U.S. GAAP	**77,221**	65,162	**217,428**	172,939
Basic earnings per share – U.S. GAAP	**0.24**	0.20	**0.68**	0.53
Diluted earnings per share – U.S. GAAP	**0.24**	0.19	**0.67**	0.52
Net earnings – U.S. GAAP	**77,221**	65,162	**217,428**	172,939
Other comprehensive income	**(13,771)**	(87,280)	**39,696**	(35,689)
Comprehensive income – U.S. GAAP	**63,450**	(22,118)	**257,124**	137,250

	As at June 30, 2008	As at September 30, 2007
	$	$
Reconciliation of shareholders' equity:		
Shareholders' equity - Canadian GAAP	**1,926,121**	1,818,268
Adjustments for:		
Stock-based compensation	**58,411**	58,411
Warrants	**(2,618)**	(3,671)
Unearned compensation	**(3,694)**	(3,694)
Integration costs	**(6,606)**	(6,606)
Goodwill	**28,078**	28,078
Income taxes and adjustment for change in accounting policy	**9,715**	9,715
Other	**(6,209)**	(6,784)
Shareholders' equity – U.S. GAAP	**2,003,198**	1,893,717

[(1)] *Stock-based compensation*

During fiscal 2008, the Company issued stock options with a three-year graded vesting period and a performance criteria. Under Canadian GAAP, the compensation cost for this type of option has been accounted for on a straight-line basis because the entire award of graded vesting options has a similar expected life. Under U.S. GAAP, the graded vesting method must be used. The adjustment represents the compensation cost difference between using the straight-line and graded vesting method.

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

12. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (continued)

Future accounting changes

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), "Business Combinations"("SFAS 141R"), effective for the Company's business combinations occurring after October 1, 2009. SFAS 141R establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"), effective October 1, 2009. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

13. Subsequent event

On July 21, 2008, the Company entered into a contract relating to the sale of its Canadian claims adjusting and risk management services, which is expected to close during the fourth quarter of fiscal 2008. The transaction is not expected to have a significant impact on consolidated earnings.